FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For October 16, 2002

IONA Technologies PLC

(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	98-0151465 (I.R.S. employer identification no.)

The IONA Building Shelbourne Road, Ballsbridge Dublin 4, Ireland (Address of principal executive offices)	None (Zip code)

(011) 353-1-662-5255
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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IONA ANNOUNCES THIRD QUARTER RESULTS
Q3 Highlights
About IONA
Condensed Consolidated Statement of Operations
Pro forma Statement of Operations
Condensed Consolidated Balance Sheets
SIGNATURES

FOR IMMEDIATE RELEASE

Contact: Beth Mittelman Director of Investor Relations (781) 902-8033 ir@iona.com	Jonathan Daly Corporate Communications (781) 902-8139 jonathan.daly@iona.com

IONA ANNOUNCES THIRD QUARTER RESULTS

Dublin, Ireland – October 16, 2002 – IONA®, the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced financial results for its third quarter ended September 30, 2002. IONA announced revenues of $26.5 million and a pro forma net loss of $10.0 million or ($0.31) per share.

Pro forma results exclude amortization of purchased intangible assets, restructuring, stock compensation and the associated tax effect. On a U.S. GAAP basis, after taking into account the foregoing items, IONA reported a net loss per share of ($0.80) for the third quarter of 2002. Details regarding IONA’s reported results are in the financial tables at the end of this release.

“We executed according to plan in Q3 despite a difficult environment,” said Barry Morris, IONA’s Chief Executive Officer. “I am satisfied with the cost reductions we achieved in Q3. We are driving near-term revenue growth by delivering additional value to IONA’s installed base of more than 4,500 customers worldwide. And we are committed to staying ahead of the Web services wave, which is already building momentum, to drive long-term growth for IONA.”

As previously announced, IONA continued its cost-reduction program in the third quarter that included consolidation of excess facilities, reduction of workforce, and other cost reduction activities. These actions resulted in a one-time restructuring charge of $12.9 million in the third quarter ended September 30, 2002.

“In Q3, we successfully accelerated our cost reduction program,” said Dan Demmer, IONA’s Chief Financial Officer. “We have made substantial progress towards achieving our goal of profitability, while maintaining our long-term growth potential.”

Looking forward, the company expects sequential growth in the fourth quarter, resulting in revenue in the range of $29 – $31 million. The company expects this growth, combined with its continued cost reduction efforts, to improve fourth quarter pro forma net loss per share to the range of ($0.07) – ($0.11).

Q3 Highlights

•	IONA Strengthened Management Team with Hiring of Industry Veteran Steve Fisch as COO – Fisch brings to IONA an extensive record of successful executive management in technology companies. He was formerly CEO of Virtual Access Networks, president of Attunity and ISG and he has held senior executive positions at Computervision, Prime and McDonnell Douglas Information Systems.

•	IONA Delivered Orbix E2A to Global 2000 – Organizations including Bell South, Lockheed Martin, Hewlett-Packard, Royal Bank of Scotland, Wind InfoStrada, Lawson Software, Fleet, Marconi Communications, Cingular, BMC and Lufthansa signed new or expanded license agreements with IONA.

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•	IONA Named by Forbes Magazine a “Best of the Web” in Web Services – In addition, the only company Forbes profiled in Web Services Integration was IONA’s customer AT&T. Forbes highlighted the efficiency improvements and ROI that AT&T realized from IONA’s Web Services Integration solutions.

•	IONA Recognized by Forrester Research as a Leading Contender in Web Services Platforms – Forrester noted IONA’s early commitment to Web services standards and the unique strengths IONA offers the thousands of organizations with existing CORBA® infrastructures.

•	IONA Deepened its Strategic Alliances with Systems Integrators – IONA expanded its relationship with Hewlett-Packard to include support for additional HP platforms. And the former KPMG Consulting, now Bearing Point, expanded the delivery of its Strategic Integration Architecture — which is built on Orbix E2A — to organizations around the world.

•	IONA Extended Product Leadership – IONA announced CORBA connectivity for its award-winning XMLBus Web services product. IONA also shipped an enhanced version of its enterprise integration technology that targets the business integration problems on which organizations are spending the most money today.

Conference Call

IONA will host a conference call to discuss the company’s third quarter results on Wednesday, October 16, 2002 at 10:00 a.m. Eastern Daylight Time. Investors and other interested parties may dial into the call using the toll free number (800) 230-1951 in the United States or (612) 332-0418 outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a replay will be available until midnight on October 23, 2002 by calling (800) 475-6701 in the United States or (320) –365-3844 outside of the United States, using confirmation code 65077 or via the website at www.iona.com.

About IONA

IONA is the leading e-Business Platform provider for Web Services Integration with more than 4,500 customers worldwide. IONA Orbix E2A™, which consists of the award-winning Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch of IONA’s End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA’s enterprise sales model and its current market; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales

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transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

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IONA Technologies

Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:

Product revenue	$14,770	$25,371	$53,768	$88,656

Service revenue	11,740	15,672	38,602	46,576

Total revenue	26,510	41,043	92,370	135,232

Cost of revenue:

Cost of product revenue	439	432	1,460	2,576

Cost of service revenue	5,970	8,766	20,801	26,585

Total cost of revenue	6,409	9,198	22,261	29,161

Gross profit	20,101	31,845	70,109	106,071

Operating expense:

In-process research and development	0	0	0	3,600

Research and development	9,513	10,704	30,506	29,588

Sales and marketing	16,848	21,278	57,736	66,247

General and administrative	3,398	3,533	10,343	11,547

Amortization of other non-current assets	3,285	4,544	9,836	10,883

Amortization of goodwill and indefinite lived intangible assets	0	21,590	0	39,848

Restructuring	12,901	0	20,763	5,705

Write-off of assets and related costs	0	0	1,579	0

Total operating expense	45,945	61,649	130,763	167,418

Loss from operations	(25,844)	(29,804)	(60,654)	(61,347)

Interest income, net	281	485	877	2,334

Net exchange loss	(190)	24	(565)	(245)

Other	0	0	0	164

Loss before provision for (benefit of) income taxes	(25,753)	(29,295)	(60,342)	(59,094)

Provision for (benefit of) income taxes	505	29	1,005	(652)

Net loss	($26,258)	($29,324)	($61,347)	($58,442)

Net income (loss) per Ordinary Share and per ADS

Basic	($0.80)	($1.07)	($1.94)	($2.35)

Diluted	($0.80)	($1.07)	($1.94)	($2.35)

Pro forma basic	($0.31)	($0.08)	($0.88)	$0.07

Pro forma diluted	($0.31)	($0.08)	($0.88)	$0.07

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)

Basic	32,743	27,329	31,578	24,859

Diluted	32,743	27,329	31,578	24,859

Pro forma basic	32,743	27,329	31,578	24,859

Pro forma diluted	32,743	27,329	31,578	26,410

         Certain amounts reported in 2001 have been reclassified to conform to the 2002 presentation.

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IONA Technologies

Pro forma Statement of Operations
Impact of Pro forma Adjustments on Pro forma Net (Loss) Income
(U.S. dollars in thousands, except per share data)

		Three Months Ended		Three Months Ended
	September 30, 2002			September 30, 2001

	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$26,510	0	$26,510	$41,043	0	$41,043

Cost of revenue	6,409	(73)	6,336	9,198	(146)	9,052

Gross profit	20,101	73	20,174	31,845	146	31,991

Total operating expense	45,945	(16,332)	29,613	61,649	(26,559)	35,090

Income (loss) from operations	(25,844)	16,405	(9,439)	(29,804)	26,705	(3,099)

Income (loss) before provision for income taxes	(25,753)	16,405	(9,348)	(29,295)	26,705	(2,590)

Net income (loss)	($26,258)	16,245	($10,013)	($29,324)	27,162	($2,162)

Net income (loss) per ordinary share and per ADS

Basic	($0.80)	$0.49	($0.31)	($1.07)	$0.99	($0.08)

Diluted	($0.80)	$0.49	($0.31)	($1.07)	$0.99	($0.08)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)

Basic	32,743		32,743	27,329		27,329

Diluted	32,743		32,743	27,329		27,329

		Nine Months Ended			Nine Months Ended
	September 30, 2002			September 30, 2001

	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$92,370	0	$92,370	$135,232	0	$135,232

Cost of revenue	22,261	(283)	21,978	29,161	(290)	28,871

Gross profit	70,109	283	70,392	106,071	290	106,361

Total operating expense	130,763	(32,964)	97,799	167,418	(61,016)	106,402

Income (loss) from operations	(60,654)	33,247	(27,407)	(61,347)	61,306	(41)

Income (loss) before provision for income taxes	(60,342)	33,247	(27,095)	(59,094)	61,306	2,212

Net income (loss)	($61,347)	33,405	($27,942)	($58,442)	60,290	$1,848

Net income (loss) per ordinary share and per ADS

Basic	($1.94)	$1.06	($0.88)	($2.35)	$2.43	$0.07

Diluted	($1.94)	$1.06	($0.88)	($2.35)	$2.42	$0.07

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)

Basic	31,578		31,578	24,859		24,859

Diluted	31,578		31,578	24,859		26,410

(1)  Adjusted to exclude: amortization of purchased intangible assets of $3,285,000 for the three months ended September 30, 2002 and $9,836,000 for the nine months ended September 30, 2002; stock compensation of $219,000 for the three months ended September 30, 2002 and $1,069,000 for the nine months ended September 30, 2002; restructuring of $12,901,000 for the three months ended September 30, 2002 and $20,763,000 for the nine months ended September 30, 2002; write-off of assets and related costs of $1,579,000 for the nine months ended September 30, 2002; and the associated tax effect of ($160,000) for the three months ended September 30, 2002 and $158,000 for the nine months ended September 30, 2002.

(2)  Adjusted to exclude: in-process research and development of $ 3,600,000 for the nine months ended September 30, 2001; amortization of goodwill and purchased intangible assets of $26,134,000 for the three months ended September 30, 2001 and $50,731,000 for the nine months ended September 30, 2001; stock compensation of $571,000 for the three months ended September 30, 2001 and $1,270,000 for the nine months ended September 30, 2001; restructuring of $ 5,705,000 for the nine months ended September 30, 2001; and the associated tax effect of $457,000 for the three months ended September 30, 2001 and ($1,016,000) for the nine months ended September 30, 2001.

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IONA Technologies

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2002	2001 (1)
	(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$23,039	$28,509

Restricted cash	1,223	1,078

Marketable securities	57,946	24,110

Accounts receivable, net of allowance for doubtful accounts of $1,336 at September 30, 2002 and $1,321 at December 31, 2001	26,199	44,207

Prepaid expenses and other current assets	4,054	4,290

Total current assets	112,461	102,194

Property and equipment, net	15,977	18,789

Other non-current assets	31,218	47,948

Investments	50	50

Goodwill and indefinite lived intangible assets, net of accumulated amortization of $66,440 and $64,654 at September 30, 2002 and December 31, 2001	276,808	268,717

Total assets	$436,514	$437,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$2,128	$3,429

Accrued payroll and related expenses	7,786	12,134

Other accrued liabilities	22,487	14,017

Deferred revenue	21,417	32,352

Total current liabilities	53,818	61,932

Shareholders’ equity:

Ordinary Shares, E 0.0025 par value, 150,000,000 shares authorized; 32,742,688 and 27,816,711 shares issued and outstanding at September 30, 2002 and December 31, 2001, respectively	91	80

Additional paid-in capital	491,937	427,128

Accumulated deficit	(107,967)	(46,620)

Deferred stock compensation	(1,365)	(4,822)

Total shareholders’ equity	382,696	375,766

Total liabilities and shareholders’ equity	$436,514	$437,698

(1)  The December balance sheet information has been derived from the December 31, 2001 audited consolidated financial statements

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

IONA Technologies PLC

Date: October 16, 2002	By:	/s/ Barry S. Morris

Chief Executive Officer and Director

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